

Notice of Termination of Reporting — Form C-TR

Pursuant to Rule 227.203(b)(2) of Regulation Crowdfunding (17 C.F.R. § 227.203(b)(2)), EV Semi-Fleet Corp. (CIK: 0001910396; File No. 020-30134) hereby notifies the Securities and Exchange Commission that it is terminating its ongoing annual reporting obligations. The issuer has filed at least one annual report on Form C-AR since its most recent sale of securities pursuant to Regulation Crowdfunding and has fewer than 300 holders of record of the securities issued in such offering.

/s/ Jacob Guerra
President
Date: 06-18-2026